Exhibit 99.1

BRBI BR PARTNERS S.A.

Publicly Held Company with Authorized Share Capital

CNPJ/MF nº 10.739.356/0001-03 | NIRE 35.300.366.727

Notice to Shareholders

Interim Dividends Payment for the second quarter of 2026

BRBI BR PARTNERS S.A. (“Company”) informs its shareholders and the market in general that, at the Board of Directors Meeting held on August 4, 2026, the payment of interim dividends to its shareholders (“Interim Dividends”) was determined and approved, based on the results for the Company’s quarter ended June 30, 2026, in the amount of R$18,899,226.72 (eighteen million, eight hundred ninety-nine thousand, two hundred twenty-six reais and seventy-two centavos).

i.	Dividend Amount per Share: the aggregate amount of R$18,899,226.72 (eighteen million, eight hundred ninety-nine thousand, two hundred twenty-six reais and seventy-two centavos) corresponding to R$0.06 (six centavos) per common or preferred share of the Company. Shareholders holding UNITs (BRBI11), consisting of 1 (one) common share and 2 (two) preferred shares, will therefore receive the equivalent of R$0,18 (eighteen centavos) per UNIT.

ii.	Ex-Dividend Declaration and Trading Date: The dividend payment will be made to the shareholders registered in the Company’s records on August 14, 2026, considering trading up to and including that date. The shares issued by the Company will be traded ex-dividend from and including August 17, 2026.

iii.	Payment Date: The dividends will be paid in a single installment on August 28, 2026, in Brazilian Reais, and there will be no monetary restatement or interest accrued between the dividend declaration date and the actual payment date. On the dividend payment date, the Company will credit the amount due to each shareholder, according to the number of UNITs (BRBI11) held on the base date of August 14, 2026 (inclusive), to the respective account and bank domicile provided by such shareholders’ broker to B3 S.A.- Brasil, Bolsa Balcão, and transferred to BTG Pactual Serviços Financeiros S.A. DTVM, the institution responsible for the bookkeeping of the Company’s UNITs.

For additional information, shareholders may contact their Broker, BTG Pactual Serviços Financeiros S.A. DTVM, or the Company’s Investor Relations department via email at ri@brpartners.com.br.

São Paulo, August 6, 2026.

BRBI BR PARTNERS S.A.

Vinicius Carmona Cardoso
Investor Relations Officer